January 17, 2024

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Richie

Re:	RetinalGenix, Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form S-1
Filed December 29, 2023
File No. 333-258528

Dear Mr. Richie:

We submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on January 12, 2024, relating to the above-referenced filing.

Post-Effective Amendment No. 4 to Registration Statement on Form S-1

General

1.	We note that certain of your selling shareholder(s) appear to be registering additional shares on this post-effective amendment.

Response: Due to clerical error, two of the shareholders, Hans Van Boldrick and Fred Chasalow, were not changed in the Form S-1. We made the changes that were indicated in our previous correspondence. We have attached Schedule A which sets forth which information has changed subsequent to filing the original post-effective amendment.

2.	Please confirm whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current. Refer to Securities Act Rules C&DI Question 212.11.

Response: The Company has confirmed with its transfer agent that no shares were issued using the prospectus during fiscal 2023 or otherwise during any time which the audited financial statements in the prospectus were not current.

*****

Sincerely,

/s/ Jerry Katzman
Jerry Katzman
Chief Executive Officer

United States Securities & Exchange Commission

January 17, 2024

Schedule A

Registration Statement 333-258528

Name of Stockholder	Original Amount Registered	Amount Registered in POST AM NO 3	Amount Registered POST AM NO 5	Note
Hans Van Boldrik	500	1,500	500	Mr. Van Boldrik owns 15,000 shares and we registered 10% of that in the POST AM NO 4. In POST AM No 5 we registered 500 shares as originally filed.

Fred Chasalow	4,000	6,500	4,000	Mr. Chasalow owns 65,000 shares and we registered 10% of that in the POST AM NO 4. In POST AM No 5 we registered 4,000 shares as originally filed.